SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                      Integrated Alarm Services Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    45890M109
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                                 (CUSIP Number)

                          Jason Mudrick
                          c/o Contrarian Capital Management, L.L.C.
                              411 West Putnam Avenue
                              Suite 225
                              Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45890M109
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     100,899

8.   SHARED VOTING POWER

     3,117,071

9.   SOLE DISPOSITIVE POWER

     100,899

10.  SHARED DISPOSITIVE POWER

     3,117,071

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,217,970

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%

14.  TYPE OF REPORTING PERSON*

     IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Equity Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,117,071

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,117,071

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,117,071

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   45890M109
            ---------------------

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Item 1.  Security and Issuer.

The name of the issuer is Integrated Alarm Services Group, Inc. (the "Issuer"). The address of the Issuer's offices is One Capital Center, 99 Pine Street, 3rd Floor, Albany, New York 12207. Amendment No. 1 to this schedule 13D relates to the Issuer's Common Stock (the "Shares").

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Item 2.  Identity and Background

Amendment No. 2 to this statement is being filed on behalf of Contrarian Capital Management, L.L.C. ("CCM") and Contrarian Equity Fund, L.P. ("Contrarian Equity"), the "Reporting Persons" solely for the purpose of including a letter, dated March 2, 2006, that Contrarian Equity sent to the board of the Issuer. A copy of the letter is attached hereto as Exhibit A. CCM, a registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to and has voting and investment discretion over certain investment vehicles and managed accounts. Specifically, CCM serves as the general partner to Contrarian Equity, a Delaware limited partnership that invests and trades in securities and financial instruments. The address of the Reporting Persons is 411 West Putnam Avenue, Suite 225, Greenwich, CT 06830. The Managing Member of CCM is Jon R. Bauer (the "Managing Member"). Neither the Reporting Persons nor the Managing Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor the Managing Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Managing Member is a citizen of the United States of America.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, CCM may be deemed to beneficially own 3,217,970 Shares, consisting of 3,117,071 Shares held by Contrarian Equity and 100,899 Shares held in a client account managed by CCM (the "Managed Account").

As of the date hereof, Contrarian Equity may be deemed to beneficially own 3,117,071 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from each of Contrarian Equity and the Managed Account, respectively. The total cost for the Shares beneficially owned by the Reporting Persons is $14,772,517.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
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Item 4.  Purpose of Transaction.

On November 30, 2005, CCM sent a letter to the board of the Issuer urging it to retain a nationally recognized investment banking firm for the purpose of maximizing shareholder value by strategically selling the entire company. On March 2, 2006, Contrarian Equity sent a letter to the board of the Issuer expressing its concerns relating to a) the Issuer's unwillingness to engage in a strategic sale of the company, b) the Issuer's proposed attempt to raise capital away from capital markets and c) certain related party transactions of the Issuer. A copy of the letter is attached hereto as Exhibit A and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

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Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, CCM may be deemed to be the beneficial owner of 3,217,970 Shares, consisting of 3,117,071 Shares held by Contrarian Equity and 100,899 Shares held by the Managed Account, constituting 13.0% of the Shares of the Issuer, based upon the 24,681,462 Shares outstanding as of November 9, 2005, according to the Issuer's most recently filed Form 10-Q.

CCM has the sole power to vote or direct the vote of 100,899 Shares held by the Managed Account; has the shared power to vote or direct the vote of 3,117,071 Shares held by Contrarian Equity; has sole power to dispose or direct the disposition of 100,899 Shares held by the Managed Account; and has shared power to dispose or direct the disposition of 3,117,071 Shares held by Contrarian Equity.

As of the date hereof, Contrarian Equity may be deemed to be the beneficial owner of 3,117,071 Shares constituting 12.6% of the Shares of the Issuer, based upon the 24,681,462 Shares outstanding as of November 9, 2005, according to the Issuer's most recently filed Form 10-Q.

Contrarian Equity has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,117,071 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,117,071 Shares.

There have been no transactions in the Shares during the past 60 days by the persons named herein.

The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

A letter from Equity Fund, L.P. to the board of the Issuer, dated March 2, 2006, is filed herewith as Exhibit A.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit B.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 2, 2006
                                      ---------------------------------------
                                                (Date)


                                      CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)


                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

                                      CONTRARIAN EQUITY FUND, L.P
                                      By: Contrarian Capital Management, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)

                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                    [Contrarian Equity Fund, L.P. Letterhead]

For Dissemination to Integrated Alarm Services, Inc. Board of Directors

Integrated Alarm Services Group, Inc.
One Capital Center
99 Pine Street
Albany, NY  12207
Attn: Board of Directors


                                                                   March 2, 2006

Ladies and Gentlemen:

     As you know, Contrarian Equity Fund, L.P. and certain affiliated accounts ("Contrarian") own approximately 3.2 million shares of the common stock of Integrated Alarm Services Group, Inc. ("IASG" or the "Company"), or approximately 13% of the outstanding shares. We were originally pleased to hear the Company's announcement at the end of December that it has retained Allen & Company to assist management and the Board of Directors (the "Board") in exploring strategic options. However, we are not convinced that the Company is seriously considering an immediate sales process. We continue to believe that a strategic sale of the Company at a premium to market is the only viable way to maximize shareholder value. We see no reason why this goal could not be achieved if the Board actively and in good faith pursues this path.

     Our concerns about the Board's actions are highlighted by information recently brought to our attention. We were rather surprised, to say the least, to learn that management and the Board may have rejected recent attempts by a third party strategic buyer to engage in meaningful discussions with the Company. It is our understanding that the third party strategic buyer was left with the impression that the Company is not for sale, irrespective of the terms. If true, this seems to indicate to us that the hiring of Allen & Company is merely a `smokescreen' and that the Company has no intention of pursuing good-faith discussions with interested strategic buyers. We also understand that Allen & Company has not prepared an information memorandum for potential buyers, further indicating, in our belief, that neither the Company nor its investment banking firm is taking this sales process seriously. It is our strong belief from discussions we have had with this particular strategic buyer that a sale at a price that we would support is highly likely if the Company were to engage in good faith negotiations with this strategic buyer.

     We also have reason to believe that management and the Board are considering a sale of the commercial business of the Company apart from its residential business. As we mentioned in a prior letter, we would view this sale as a means of raising capital away from the capital markets, which have effectively cut IASG off, for the purpose of funding a business plan that we believe this management team has demonstrated an inability to execute and one that we believe to be fundamentally flawed. Furthermore, based on what we have heard from analysts and other companies in the security alarm services industry, a number of synergies exist between the Company's commercial and residential businesses, which would make the Company more attractive to potential strategic buyers in its entirety.

         Finally, we have yet to receive a response from the Company with respect to our inquiry in a previous letter dated November 30, 2005 as to whether the special committee formed to explore strategic alternatives is comprised solely of independent Board members. It is our understanding at this time that it is not. In addition, the large number of related party transactions involving employed family members of executive officers, numerous recent stock purchases by insiders ahead of a Board-authorized repurchase plan and recent comments by Chairman and Chief Executive Officer Timothy McGinn together give us pause for concern that the interests and incentives of management and the Board with respect to a sales process are not aligned with the best interests of the Company's public shareholders. Your shareholders deserve an explanation of these activities.

     If we do not receive immediate assurance from management and the Board that they are seriously reviewing strategic options and intend to immediately commence an appropriate sales process, including pursuit of good-faith proposals, we will not hesitate to take any and all action we deem appropriate to replace the current members of the Board with a new slate of directors committed to maximizing shareholder value. Please be advised that we will also not hesitate to hold management and Board members personally responsible for any breach of their fiduciary duties to shareholders resulting from discouraging potential legitimate bidders for the Company.

     We respectively request that the Board immediately respond to our significant concerns set forth in this letter. We thank you for your prompt and thoughtful consideration of this matter.


                                               Sincerely,



                                                Jason Mudrick
                                                Portfolio Manager
                                                Contrarian Equity Fund, L.P.


cc: Steven Wolosky, Esq.

                                                                       Exhibit B

                             JOINT FILING AGREEMENT

     The undersigned agree that Amendment No. 2 to this Schedule 13D dated March 2, 2006, relating to the Common Stock of Integrated Alarm Services Group, shall be filed on behalf of the undersigned.


                                     CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)


                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

                                      CONTRARIAN EQUITY FUND, L.P
                                      By: Contrarian Capital Management, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)

                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)



01385.0001 #622350a